(BW) (NY-GENESIS DEVELOPMENT) (GDCOF) (GDCUF)
Israel Discount Bank , Ltd.  Attempts to Assert Control Over
Genesis Development and Construction Ltd.; CEO Resigns in Protest

Business Editors

NEW CITY, NEW YORK--(BUSINESS WIRE)--July 29--Genesis Development and Construction Ltd. (NASDAQ: GDCUF, GDCOF) announced yesterday the resignation of Moshe Schnapp as Chief Executive Officer, President and a member of its Board of Directors.

          The Genesis Board named as his replacement, on an interim basis, the Company's Chief Financial Officer, Mr. Yaron Yenni.

          The Schnapp resignation, which came as a complete surprise to the Board, resulted from the ongoing litigation with Israel Discount Bank, Ltd. (the "Bank") in the aftermath of the failed takeover bid for control of Granit HaCarmel Investments Ltd. Citing the proposed Genesis business combination with Internet Cable Corporation of Charleston, South Carolina (OTCBB: ICBL) as a matter of concern, and representing that it had no prior knowledge of the proposed merger, despite several related public press releases and media coverage, the Bank sought and obtained an ex parte order from an Israeli court appointing its attorney as trustee with respect to 2,200,000 of the Company's 2,939,000 outstanding Class B Ordinary Shares controlled by Messrs. Schnapp and Aran.

          Although Moshe Schnapp could not be reached for comment, Mr. Aran stated that "we are appalled by this seeming grant of power to the Bank and the potential liabilities which may result from its control over the destiny and the day-to-day affairs of Genesis through the Class B Shares. I believe that the appointment of a trustee has already destroyed the super majority voting power and the additional economic value attributable to the Class B Shares. I am even more concerned about the proposed ICBL merger and the related transactions. I am determined to find a way to allow is to move forward and preserve for our shareholders the opportunities presented by the proposed ICBL merger."

          This report contains forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, and concern, among other things, the ability of the Company to conduct its business and consummate certain proposed transactions. Further, information regarding these risks is provided from time to time in the Company's filings with the Securities and Exchange Commission.


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CONTACT: Genesis Development and Construction Ltd.
         Eli Aran, Chairman
         Phone:   (914) 634-0300
         Fax:     (914) 634-8077